Exhibit 23

The Board of Directors
Metromedia International Group, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-02301, 333-13763, 333-88187 and 333-95159) on Form S-8 of Metromedia International Group, Inc. of our report dated April 18, 2002, with respect to the consolidated balance sheets of Metromedia International Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2001, and all related financial statement schedules, which report appears in the December 31, 2001 annual report on Form 10-K of Metromedia International Group, Inc.

Our report dated April 18, 2002 contains an explanatory paragraph that states the the Company has suffered recurring net losses and net operating cash deficiencies, and does not presently have sufficient funds on hand to meet its current debt obligations, which raise subtantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

Our report refers to the adoption of the provisions of Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Product).

                      KPMG LLP

New York, New York
April 18, 2002